

February 25, 2014

Via Facsimile
Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

> **Re:** **FX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response Letter Dated February 10, 2014**
> **File No. 001-35012**

Dear Mr. Newton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties, page 26

Reserve Volumes and Values, page 28

1. We acknowledge your response to prior comment 1 in our letter dated February 5, 2014. However, we note the illustration showing the proposed changes to the disclosure on pages 5 and 28 contains references to an aggregation of proved plus probable reserves and SMOG Value. The Company in response to comments 3 and 4 in our letter dated September 26, 2013 previously agreed to delete the disclosure of the sum of proved plus probable reserve and dollar amounts. We re-issue comments 3 and 4 which are also contained in the correspondence dated February 5, 2014.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director